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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: California Plan of Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 N. Whitney Avenue, Suite 101
(No. and Street)

Fresno	CA	93720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chester Reid (559) 322-1001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Grider & Company
(Name – *if individual, state last, first, middle name*)

325 E. Sierra	Fresno	CA	93710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/16/05

3/15/05

OATH OR AFFIRMATION

I, Chester Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of California Plan of Church Finance, Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

BARBARA WAGNER
COMM. #1303370
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires May 5, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

YEAR ENDED DECEMBER 31, 2004

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

Moore Grider & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

A Partnership Including Accountancy Corporations

Kenneth L. Aldag, C.P.A.
Bobby D. Fowler, C.P.A.
Necia Wollenman, C.P.A.
Michael J. Bowers, C.P.A.
Richard L. Holland, C.P.A.
Thomas L. Bell, C.P.A., Accountancy Corporation
Denise S. Hurst, C.P.A.
Cheryl A. Storer, C.P.A., A.P.A.
Kendall K. Wheeler, C.P.A.
Wayne D. Dill, C.P.A.
Pamela J. Gallemore, C.P.A., A.P.A.
Kenneth J. Labendeira, C.P.A. Accountancy Corporation

Rena R. Avedikian, C.P.A.
Kelli D. Steele, C.P.A.
Karl L. Noyes, C.P.A.
Julie B. Fillmore, C.P.A.
Sarah A. Ross, C.P.A., A.P.A.
Cory J. Bell, C.P.A.

L. Jerome Moore, C.P.A. Retired
Robert E. Grider, C.P.A. Principal

Board of Directors
California Plan of Church Finance, Inc.
Fresno, California

We have audited the accompanying statement of financial condition of California Plan of Church Finance, Inc., as of December 31, 2004, and the related statements of income, changes in equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Plan of Church Finance, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in this report on pages 15 through 18 is presented for purposes of additional analysis as required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Grider & Company

February 4, 2005

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents		$ 4,804,456
Mortgage bond inventory		174,000
Accounts receivable, related party (Note 2)		20,639
Receivables related to broker transactions (Note 3)		102,443
Other receivables		14,073
Investment in securities (Note 4)		22,259
Other investments		25,946
Prepaid expenses		114,091
Property and equipment, at cost, less accumulated depreciation of $308,164		2,189,150
Deposits - P.A.I.B.		100,000
Deferred tax asset, federal (Note 8)		60,000
TOTAL ASSETS		**7,627,057**

LIABILITIES AND EQUITY

LIABILITIES		
Accounts payable		174,559
Accrued commissions (Note 3)		1,048,870
Accrued expenses		79,938
Income taxes payable		742,785
Long-term notes payable (Note 5)		1,931,847
Obligation under capital lease (Note 6)		24,238
Deferred tax liability, California (Note 8)		3,500
TOTAL LIABILITIES		4,005,737
COMMITMENTS AND CONTINGENCIES (Note 9)		-
EQUITY		
Equity	$ 368,000	
Accumulated other comprehensive income	3,728	
Retained earnings	3,249,592	
TOTAL EQUITY		3,621,320
TOTAL LIABILITIES AND EQUITY		**$ 7,627,057**

See Accompanying Notes to Financial Statements

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUE		
Broker fees and commissions		$ 6,082,198
Underwriter fees		4,509,317
Interest		73,762
Other		93,016
Loss on disposition of assets		(46,274)
TOTAL REVENUE		10,712,019
EXPENSES		
Advertising	$ 253,102	
Assessment fee	64,476	
Commissions	852,614	
Contributions	20,735	
Data processing	104,379	
Depreciation	120,848	
Director expenses	10,424	
Dues and subscriptions	14,060	
Education	30,780	
Insurance	63,919	
Interest	181,914	
Legal and accounting	265,333	
Marketing	178,261	
Miscellaneous	124,131	
Office	159,108	
Printing	1,269	
Payroll expenses	3,192,081	
Payroll taxes and benefits	537,479	
Postage	21,861	
Property maintenance	35,982	
Property taxes	21,496	
Retail development	4,015	
Storage	3,254	
Telephone	25,355	
Travel	194,025	
Utilities	16,591	
TOTAL EXPENSES		6,497,492
INCOME BEFORE PROVISION FOR INCOME TAXES		4,214,527
PROVISION FOR INCOME TAXES (Note 8)		1,635,565
NET INCOME		2,578,962
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized gain on investment		3,728
COMPREHENSIVE INCOME		**$ 2,582,690**

See Accompanying Notes to Financial Statements

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2004

	EQUITY	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS
BALANCE, January 1, 2004	$ 368,000	$ -	$ 1,729,630
Net income	-	-	2,578,962
Dividends paid	-	-	(1,059,000)
Net unrealized gain on investment	-	3,728	-
BALANCE, December 31, 2004	**$ 368,000**	**$ 3,728**	**$ 3,249,592**

See Accompanying Notes to Financial Statements

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 2,578,962
Adjustment to reconcile net income to net cash provided from operating activities		
Depreciation		120,848
Unrealized gain on investment		(3,728)
Loss on disposition of assets		46,274
Changes in:		
Mortgage bond inventory		157,750
Accounts receivable, related party		(14,244)
Receivables related to broker transactions		(18,891)
Other receivables		106,917
Prepaid expenses		(20,673)
Deferred tax asset, federal		(60,000)
Accounts payable		60,970
Accrued commissions		282,478
Accrued expenses		37,656
Income taxes payable		602,291
Deferred tax liability, California		3,500
NET CASH PROVIDED FROM OPERATING ACTIVITIES		3,880,110
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property and equipment	$ (188,356)	
Purchase of securities	(29,066)	
NET CASH USED BY INVESTING ACTIVITIES		(217,422)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long-term debt	(38,275)	
Payments on capital lease obligation	(4,905)	
Dividends paid	(1,059,000)	
NET CASH USED BY FINANCING ACTIVITIES		(1,102,180)
NET INCREASE IN CASH		2,560,508
CASH AND CASH EQUIVALENTS, beginning of year		2,243,948
CASH AND CASH EQUIVALENTS, end of year		**$ 4,804,456**
CASH FLOW INFORMATION		
Interest paid		**$ 181,914**
Income taxes paid		**$ 1,088,539**
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Capital lease obligation incurred for the purchase of equipment		**$ 29,143**

See Accompanying Notes to Financial Statements

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The California Plan of Church Finance, Inc., was incorporated under the laws of the State of California in October 1993. The company sells mortgage bonds for long-term financing associated with various denominations of churches and other institutions throughout the United States.

The following are the significant accounting policies of the company:

Method of accounting - The financial statements are prepared using the accrual basis of accounting. Broker fees and commissions income and related expenses are recorded on a trade-date basis as securities transactions occur. Underwriter fees are recognized upon release of escrow fees.

Mortgage bond inventory - Mortgage bond inventory consists of mortgage bonds purchased for resale and are stated at fair market value.

Investment in securities - The company's investment in securities is classified as "available for sale" securities and is carried on the financial statements at fair market value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported as a separate component of stockholder's equity as a component of "Other Comprehensive Income".

Other investments - Other investments consist of funds on deposit with the Louisiana Baptist Foundation. The investment is stated at cost, which approximates market value.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided by the straight-line and accelerated methods for financial reporting and income tax purposes, at rates designed to distribute the costs of property and equipment over their estimated useful lives.

Retirements of depreciable property are charged to the allowance for depreciation to the extent of its related accumulated depreciation. The cost is removed from the asset account, and any profit or loss on disposition is credited or charged to income.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, the company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Comprehensive income - Comprehensive income consists of net income plus unrealized gain on investment, which is referred to as other comprehensive income. Other comprehensive income is presented in the statement of income, and an analysis of changes in accumulated other comprehensive income is presented in the statement of changes in stockholder's equity.

NOTE 2: **RELATED PARTY TRANSACTIONS**

The California Plan of Church Finance, Inc, is a subordinate corporation of California Baptist Foundation. The board of directors of California Plan of Church Finance, Inc., is comprised of board members who serve on the California Baptist Foundation board and at-large members.

For the year ended December 31, 2004, related party transactions consist of the following:

Accounts receivable from California Baptist Foundation	$ 20,639
Note payable to California Baptist Foundation (see Note 5)	647,390
Dividends paid to California Baptist Foundation	1,059,000
Lease of office space at 7120 N. Whitney to California Baptist Foundation. Rent income received for the year ended December 31, 2004	76,140

NOTE 3: RECEIVABLES AND PAYABLES RELATED TO BROKER TRANSACTIONS

Amounts receivable and payable related to broker transactions at December 31, 2004, consist of the following:

	RECEIVABLE	PAYABLE
Trailer fees	$ 93,102	$ -
Clearing settlement	9,341	-
Commissions	-	1,048,870
	$ 102,443	**$ 1,048,870**

NOTE 4: INVESTMENT IN SECURITIES

Investment in securities as of December 31, 2004, is summarized as follow:

	Cost	Quoted Market Value	Unrealized Gain
Available-for-sale securities			
Common stock	$ 15,620	$ 22,259	$ 6,639

The fair value of the investment securities is obtained from various quotation services.

NOTE 5: LONG-TERM NOTES PAYABLE

Long-term notes payable at December 31, 2004, consist of the following:

San Joaquin Bank, payable in monthly installments of $11,023, including interest at prime plus 2%, maturing January 2008. Secured by commercial security agreement.	$ 1,284,457
California Baptist Foundation, payable in monthly installments of $5,425, including interest at 9.25%, maturing January 2032. Secured by deed of trust.	647,390
	$ 1,931,847

NOTE 5: **LONG-TERM NOTES PAYABLE** (Continued)

Annual maturities of long-term debt are the following:

2005	$ 42,651
2006	46,065
2007	49,754
2008	1,171,125
2009	7,871
Thereafter	614,381
	$ 1,931,847

NOTE 6: **OBLIGATION UNDER CAPITAL LEASE**

Included in property and equipment is leased equipment under a capital lease of $29,143, with accumulated amortization of $3,816, which has been included in depreciation expense. Future minimum lease payments under the lease, together with the present value of the net minimum lease payments as of December 31, 2004, are as follows:

YEAR ENDING DECEMBER 31,		
2005		$ 9,144
2006		9,144
2007		9,144
	Total minimum lease payments	27,432
	Less amount representing interest	3,194
	Present value of minimum lease payments	**$ 24,238**

NOTE 7: **RETIREMENT PLAN**

The company has a 401(k) retirement plan covering all active, full-time employees who are age 18 or older. The plan allows eligible employees to defer up to 25% of their compensation, pursuant to Section 401(k) of the Internal Revenue Code. The company matches employee contributions up to a maximum of 5% of the employee's deferral.

The employer may make an additional, discretionary contribution to this plan. The Board of Directors determines each year if such a contribution will be made and, if so, the amount to be contributed. This contribution will be shared by all eligible employees, regardless of whether they make an elective contribution.

The total contribution expense for 2004 was $232,872.

NOTE 8: **PROVISION FOR INCOME TAXES**

The provision for income taxes for the year ended December 31, 2004, is as follows:

CURRENT	
Federal	$ 1,338,921
California and other states	355,644
	1,694,565
DEFERRED (BENEFIT)	
Federal	(62,000)
California	3,000
	$ 1,635,565

The deferred tax (asset) liability at December 31, 2004, is a result of the following:

	Federal	**California**	**Total**
Depreciation	$ 62,000	$ 3,000	$ 65,000
California franchise tax	(124,000)	-	(124,000)
	(62,000)	3,000	(59,000)
Other comprehensive income	2,000	500	2,500
	$ (60,000)	**$ 3,500**	**$ (56,500)**

NOTE 9: **COMMMITMENTS AND CONTINGENCIES**

Operating Leases

The organization leases office space and equipment under operating leases. The operating leases terminate as follow:

Office - 7080 N. Whitney	June 30, 2007
Copier KM-4035	July 31, 2007
Copier KM-C830D	October 30, 2007
Copier KM-6230	March 31, 2008
Telephone system	June 30, 2007
Mail machine/postage meter	January 31, 2006

NOTE 9: **COMMMITMENTS AND CONTINGENCIES** (Continued)

Operating Leases (Continued)

Future minimum lease payments are as follow:

	Office Lease	Copiers	Telephone System	Mail Machine/ Postage Meter
YEAR ENDED DECEMBER 31,				
2005	$ 52,200	$ 8,912	$ 41,484	$ 3,072
2006	53,100	8,912	41,484	256
2007	27,000	7,676	20,742	-
2008	-	984	-	-
	$ 132,300	**$ 26,484**	**$ 103,710**	**$ 3,328**

Total rent expense for the year ended December 31, 2004, was $85,183.

Litigation

The company is a party to an arbitration proceeding arising out of a lender-user agreement. The matter has been set for hearing in July 2005. The company believes the action is completely without merit and intends to vigorously defend its position.

NOTE 10: **CREDIT RISK**

The company maintains its cash accounts with banks located in Fresno, California. The Federal Deposit Insurance Corporation (FDIC) insures total cash balances up to $100,000 per bank. At December 31, 2004, the company had cash accounts with combined balances of $4,243,271 that were not FDIC insured.

At December 31, 2004, cash and cash equivalents includes funds held at a clearing firm in the amount of $301,306. This account is not insured by the FDIC nor guaranteed by the U.S. government.

NOTE 11: **NET CAPITAL REQUIREMENTS**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the company had net capital of $2,774,530 and a ratio of aggregate indebtedness to net capital of .76 to 1.

NOTE 11: **NET CAPITAL REQUIREMENTS** (Continued)

Subsequent to year-end, the company declared a dividend of $400,000 for the fourth quarter of 2004. The dividend for the first quarter of 2005 will not be determined until April 2005.

Moore Grider & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
California Plan of Church Finance, Inc.
Fresno, California

In planning and performing our audit of the financial statements of California Plan of Church Finance, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Moore Grider & Company

February 4, 2005

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net Capital		
Total shareholders equity		$ 3,621,320
Adjustments		
Receivables from non-customers	$ (136,526)	
Equipment - net of depreciation	(313,968)	
Prepaid expenses	(114,091)	
Securities not allowable	(199,946)	
Deferred tax asset	(60,000)	
Haircut on securities	(22,259)	(846,790)
Net Capital		**2,774,530**
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued commissions	1,048,870	
Accounts payable to non-customers	755,519	
Accounts payable and deferred revenue	241,763	
Note payable	80,904	**2,127,056**
Computation of Basis of Net Capital Requirement		
Minimum net capital required based on aggregate indebtedness		**141,805**
Minimum dollar requirement		**100,000**
Minimum net capital		**141,805**
Excess net capital		**2,632,725**
Ratio: aggregate indebtedness to net capital		.76 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in company's Part IIA (unaudited) Focus Report		2,823,590
Net audit adjustments		(63,897)
Income tax accrual adjustment - California and other states		(16,491)
Income tax accrual adjustment - federal		31,328
Net Capital, per above		**$ 2,774,530**

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Note: California Plan of Church Finance, Inc., is exempt from providing supplementary information regarding the computation of reserve requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2004, California Plan of Church Finance, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Note: California Plan of Church Finance, Inc., is exempt from providing supplementary information relating to possession or control requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2004, California Plan of Church Finance, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

SCHEDULE IV

SCHEDULE FOR SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

DECEMBER 31, 2004

Note: California Plan of Church Finance, Inc., is exempt from providing supplementary information related to segregation requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2004, California Plan of Church Finance, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.